                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of l934

                               (Amendment No. 2 )*

                             PetroCorp Incorporated
              -----------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   71645N 10 1
              -----------------------------------------------------
                                 (CUSIP Number)

                            Kathryn Pietrowiak, Esq.

       CIGNA Corporation, 900 Cottage Grove Road, Hartford, CT 06152-2215
                                 (860) 726-8908
       ------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 October 9, 1996

              -----------------------------------------------------

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

THIS SCHEDULE 13D IS RESTATED IN ITS ENTIRETY PURSUANT TO RULE 101 OF REGULATION S-T. THE EFFECTED PORTIONS REQUIRING AMENDMENT ARE IN ITEMS 4, 5, 6 AND 7.

CUSIP No.  71645N 10 1                 13D
-------------------------------------------------------------------------------
1)    Name of Reporting Person
      S.S. or I.R.S. Identification Nos. of Above Person

      CIGNA Corporation
      06-1059331
-------------------------------------------------------------------------------
2)    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                     (a)(   )

                                                                     (b)(   )

-------------------------------------------------------------------------------

3)    SEC Use Only

-------------------------------------------------------------------------------

4)    Source of Funds

      OO

-------------------------------------------------------------------------------

5)    Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)                                                          (  )


-------------------------------------------------------------------------------

6)    Citizenship or Place of Organization

      Delaware

-------------------------------------------------------------------------------


                   (7)  Sole Voting Power                                    0
Number of          ------------------------------------------------------------

Shares

Beneficially       (8)  Shared Voting Power                                  0
Owned              ------------------------------------------------------------

by Each

Reporting          (9)  Sole Dispositive Power                               0
Person             ------------------------------------------------------------

With

                   (10)  Shared Dispositive Power                            0


-------------------------------------------------------------------------------

11)   Aggregate Amount Beneficially Owned by Each Reporting Person

      0

-------------------------------------------------------------------------------

12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ( )


-------------------------------------------------------------------------------

13)   Percent of Class Represented by Amount in Row (11)

      0%

-------------------------------------------------------------------------------

14)   Type of Reporting Person

      HC, CO

-------------------------------------------------------------------------------

CUSIP No. 71645N 10 1                       13D
-------------------------------------------------------------------------------

1)    Name of Reporting Person

      S.S. or I.R.S. Identification Nos. of Above Person

      L. S. Holding Company
      23-2123101

-------------------------------------------------------------------------------

2)    Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                      (a)(   )

                                                                      (b)(   )

-------------------------------------------------------------------------------

3)    SEC Use Only

-------------------------------------------------------------------------------

4)    Source of Funds

      OO

-------------------------------------------------------------------------------

5)    Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)                                                         ( )


-------------------------------------------------------------------------------

6)    Citizenship or Place of Organization

      Delaware

-------------------------------------------------------------------------------


                   (7)  Sole Voting Power                                     0
Number of          ------------------------------------------------------------

Shares

Beneficially       (8)  Shared Voting Power                                   0
Owned              ------------------------------------------------------------

by Each

Reporting          (9)  Sole Dispositive Power                                0
Person             ------------------------------------------------------------

With

                   (10)  Shared Dispositive Power                             0


-------------------------------------------------------------------------------

11)   Aggregate Amount Beneficially Owned by Each Reporting Person

      0

-------------------------------------------------------------------------------

12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                         (   )


-------------------------------------------------------------------------------

13)   Percent of Class Represented by Amount in Row (11)

      0%

-------------------------------------------------------------------------------

14)   Type of Reporting Person

      CO

-------------------------------------------------------------------------------

This Amendment No. 2 to the Schedule 13D dated January 27, 1994 ("Original Statement") and as amended on August 28, 1995 ("Amendment No. 1") filed by CIGNA Corporation ("CIGNA") and L. S. Holding Company ("LS Holding") hereby amends Items 4, 5, 6 and 7 of such Schedule 13D. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meaning set forth in such Schedule 13D, the entire text of which is restated at the end of this Amendment No. 2.

ITEM 4.      PURPOSE OF TRANSACTION.

The following paragraph is added at the end of Item 4:

          Ruth D. Van Winkle, CIGNA's designee on the Issuer's Board of Directors under the Voting Agreement, will resign from that position following the closing of the sale described in Item 5(c) below.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended and restated in its entirety as follows:

          (a) On the date hereof, LS Holding and CIGNA do not beneficially own any shares of Common Stock.

          (b) Not Applicable.

          (c) Pursuant to a letter agreement dated October 9, 1996 (the "Sale Agreement"), a copy of which is attached hereto as Exhibit G and incorporated herein by reference, LS Holding agreed to sell to Kaiser-Francis Oil Company (the "Purchaser") 1,586,157 shares of Common Stock at a price per share of $8.25. The Sale Agreement also provides that if during the period from the Sale Agreement date through July 26, 1997, the Purchaser acquires additional shares of Common Stock aggregating more than 2% of the total number of shares outstanding on October 9, 1996, and more than 1% of those shares has been acquired for a price in excess of $8.25 per share, then the Purchaser will pay to LS Holding an amount equal to 1,586,157 times the difference between the highest per share price paid by the Purchaser during such period and $8.25. Under the Sale Agreement, LS Holding also assigned to the Purchaser any rights LS Holding had under the Registration Rights Agreement. No other transactions in the Common Stock have been effected during the past 60 days by the Reporting Persons.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock which were beneficially owned by the Reporting Persons.

          (e) Upon closing on October 15, 1996 of the sale described in Item 5(c) above, LS Holding and CIGNA ceased to be the beneficial owners of more than 5% of the outstanding shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The following paragraph is added at the end of Item 6:

          The information provided in Item 5 above relating to the Sale Agreement is incorporated herein by reference. Upon closing of the sale described in Item 5 above, the Voting Agreement ceased to be in effect.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

The following paragraph is added at the end of Item 7:

          Exhibit G -- Letter agreement dated October 9, 1996, between L. S. Holding Company and Kaiser-Francis Oil Company.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 1996

                                CIGNA CORPORATION

                                By:  /s/ Kathryn Pietrowiak
                                   -----------------------------------
                                   Name:   Kathryn Pietrowiak
                                   Title:  Assistant Corporate Secretary

                                L.S. HOLDING COMPANY

                                By:  /s/ William C. Hartman
                                   -----------------------------------
                                   Name:   William C. Hartman
                                   Title:  President

Set out below is the text of the Original Statement as amended by Amendment No.
1.

ITEM 1.            SECURITY AND ISSUER.

      This statement relates to the Common Stock, $.01 par value per share (the "Common Stock"), of PetroCorp Incorporated, a Texas corporation (the "Issuer"). The principal executive offices of the Issuer are located at 16800 Greenspoint Park Drive, Suite 300, North Atrium, Houston, Texas 77060-2391.

ITEM 2.            IDENTITY AND BACKGROUND.

       This statement is being filed by CIGNA Corporation ("CIGNA") and L.S. Holding Company ("LS Holding" and together with CIGNA the "Reporting Persons"), each of which is a Delaware corporation. CIGNA is the indirect parent of LS Holding, which is the direct owner of more than 5% of the issued and outstanding shares of Common Stock.

      The address of the principal business and principal office of CIGNA is One Liberty Place, 1650 Market Street, Philadelphia, Pennsylvania 19192. The address of the principal business and principal office of LS Holding is One Beaver Valley Road, Wilmington, Delaware 19850. The principal business of CIGNA is to act as a holding company for various subsidiaries which provide insurance, health care and financial services, and the principal business of LS Holding is ownership of its investment in the Issuer.

      The name, residence or business address, citizenship, present principal occupation or employment, and the name and address of any corporation or other organization in which such employment is conducted of each director and executive officer of CIGNA and LS Holding, respectively, are set forth on
Schedule 1 attached hereto and incorporated herein by reference.

      To the best of CIGNA's and LS Holding's knowledge, during the last five years, none of CIGNA, LS Holding or any person listed on Schedule 1 has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.            SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The consideration for LS Holding's acquisition of shares of Common Stock was the general partnership interest described in Item 4 below, which description is incorporated herein by reference.

ITEM 4.            PURPOSE OF TRANSACTION.

      The shares of Common Stock owned directly by LS Holding were acquired by LS Holding prior to the time that the Common Stock became a class of equity securities registered pursuant to the Securities Exchange Act of 1934, as amended (the "Act"). On October 1, 1992, the Issuer issued 2,961,157 shares of its Series B Common Stock (the "Series B Shares") to LS Holding as part of a transaction in which the Issuer changed its legal form from a general partnership to a corporation and simultaneously acquired oil and gas assets from, and assumed certain liabilities of, Park Avenue Exploration Corporation ("Park"), a wholly-owned subsidiary of USF&G Corporation ("USF&G"), in exchange for common stock. The Series B Shares were issued to LS Holding in exchange for its 83.8% interest in the predecessor general partnership (of which LS Holding was one of two founding partners in l986) and constituted approximately 45% ownership of the Issuer.

      The Series B Shares subsequently were redesignated shares of Common Stock in connection with the Issuer's initial public offering (the "IPO"), and 550,000 of such shares were sold by LS Holding concurrently with the consummation of the IPO on November 5, 1993, reducing its ownership percentage to approximately 28%.

      On January 18, 1994, LS Holding completed the sale of an aggregate 825,000 shares of Common Stock to five limited partnerships (defined below as the Funds) managed by First Reserve Corporation ("First Reserve") for a total consideration of $8,662,500. This sale was made pursuant to a Stock Purchase Agreement dated December 16, 1993 (the "Stock Purchase Agreement"), among USF&G, Park, CIGNA, LS Holding, American Gas & Oil Investors ("Fund I"), AmGO II ("Fund II"), First Reserve Fund V, Limited Partnership ("Fund V"), First Reserve Fund V-2, Limited Partnership ("Fund V-2"), First Reserve Fund VI, Limited Partnership ("Fund VI", and together with Fund I, Fund II, Fund V and Fund V-2 the "Funds") and the Issuer.

      It was a condition to closing under the Stock Purchase Agreement that the Board of Directors of the Issuer (the "Board") be expanded to consist of ten directors including two designees each of (i) the Funds (one designee to be selected by each of Fund V-2 and Fund VI), (ii) Park and (iii) LS Holding, and that each of the committees of the Board include at least one designee of each such designating party. Two individuals designated by LS Holding (James W. Spann and Ruth D. Van Winkle), who were elected to the Board and appointed to various Board committees immediately prior to the consummation of the IPO, continue to serve in such capacities. Ms. Van Winkle is a Class II director whose term expires at the Issuer's annual meeting in 1995 and a member of the Board's audit committee, and Mr. Spann is a Class III director whose term expires at the Issuer's annual meeting in 1996 and a member of the Board's nominating and compensation committees. Pursuant to a Board resolution effective on January 18, 1994 upon the closing under the Stock Purchase Agreement, two new directors designated by the Funds were elected to the Board and one of these new directors was added to each of the committees of the Board.

      Also as a condition to closing under the Stock Purchase Agreement, USF&G, Park, United States Fidelity and Guaranty Company, a wholly-owned subsidiary of USF&G ("USF&G Company"), CIGNA, LS Holding, First Reserve and the Funds entered into a Voting Agreement dated January 18, 1994 (the "Voting Agreement"), pursuant to which each of USF&G, CIGNA and First Reserve agreed to vote all shares of voting stock of the Issuer beneficially owned by it, if any, and cause those of its affiliates to be likewise voted, to elect one designee of each such party as a director of the Issuer for so long as such party, together with its affiliates, beneficially owns at least 10% of the outstanding voting stock of the Issuer. In addition, each of USF&G, CIGNA and First Reserve agreed to use its reasonable efforts (as such term is defined in the Voting Agreement), and to cause its affiliates to use their reasonable efforts, to cause the Board to include such designees. The Voting Agreement ceases to be binding upon a party thereto when such party, together with its affiliates, ceases to beneficially own at least 10% of the voting stock of the Issuer. A copy of the Voting Agreement is filed as Exhibit A hereto and incorporated herein by reference.

      In connection with and as a condition to closing under the Stock Purchase Agreement, LS Holding, Park, USF&G Company and the Issuer also terminated a voting agreement which had been entered into effective immediately prior to the consummation of the IPO pursuant to which (i) the Issuer, subject to the fiduciary duties of the Board, was required to nominate for election by the Issuer's shareholders to the Board a designee of each of LS Holding and Park each year that the term of a director designated by such shareholder was to expire and to appoint one designee of each of LS Holding and Park to each committee of the Board; (ii) each of LS Holding and Park was required to vote for the other's nominees; and (iii) the initial number of Board designees of each of LS Holding and Park was two and was subject to reduction as the ownership percentage of such shareholder decreased. A copy of the Agreement Regarding Termination of Voting Agreement dated as of January 18, 1994 is filed as Exhibit B hereto and incorporated herein by reference.

        Except as described above, the Reporting Persons do not have any present plans or proposals which relate to or would result in a transaction, change or event of a type specified in clauses (a) through (j) of Item 4 of the Schedule 13D form. LS Holding intends to evaluate its investment in the Common Stock on a continuing basis and, depending upon certain factors including general economic and financial conditions, may in the future decide to dispose of all or a portion of its holdings of Common Stock. For internal management and asset control purposes of CIGNA, the shares of Common Stock held by LS Holding may be transferred from LS Holding to another subsidiary or indirect subsidiary of CIGNA.

      James W. Spann, a designee of LS Holding and CIGNA under the Stock Purchase Agreement and the Voting Agreement, resigned from the Board of Directors of the Issuer ("Board") effective August 25, 1995. In accordance with the provisions of the Voting Agreement, CIGNA has named Ruth D. Van Winkle its designee for inclusion on the Board pursuant to the Voting Agreement. Ms. Van Winkle currently serves as a Class II Board member, having been last elected to such position at the Issuer's annual meeting held on May 11, 1995.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) On the date hereof, LS Holding is the direct owner of 1,586,157 shares of Common Stock, constituting approximately 18.5% of the shares of Common Stock outstanding, based on 8,584,519 shares of Common Stock reported outstanding in the Issuer's prospectus dated October 28, 1993 (the "Prospectus"). CIGNA, through its indirect ownership of LS Holding may also be deemed to be the beneficial owner of such shares of Common Stock owned by LS Holding.

      Upon execution of the Voting Agreement on January 18, 1994, a group consisting of the Reporting Persons and the other parties thereto may be deemed to have been formed pursuant to Rule 13d-5(b)(1) promulgated under the Act. On the date hereof, such parties would be deemed to beneficially own an aggregate of 5,438,157 shares of Common Stock, or approximately 63.4% of the foregoing total number of shares of Common Stock reported outstanding in the Prospectus. The Reporting Persons believe, based upon information provided to them by USF&G and First Reserve, that the number of shares of Common Stock and percentage of shares of Common Stock outstanding beneficially owned by each of the parties to the Voting Agreement other than the Reporting Persons are as follows:

                                                                   Percentage of Shares
                                     Number of                        Outstanding on
                                      Shares                          January 18, 1994
                                     ---------                     --------------------

Fund I                                  96,407                                 1.1%
Fund II                                 96,407                                 1.1%
Fund V                                 257,726                                 3.0%
Fund V-2                               182,606                                 2.1%
Fund VI                              1,487,854                                17.3%
First Reserve                        2,121,000                                24.7%
USF&G                                1,731,000                                20.2%
Park                                   873,000                                10.2%
USF&G Company                          858,000                                10.0%

      An additional 2,809 shares of Common Stock were held as of December 31, 1993, for the account of Connecticut General Life Insurance Company ("CGLIC"), an indirect wholly-owned subsidiary of CIGNA, in a trust fund maintained by an unaffiliated trust company. Neither CGLIC nor CIGNA currently has or shares voting or dispositive control with respect to such shares, and CIGNA disclaims beneficial ownership of such shares.

      (b) LS Holding has the sole power to vote, direct the vote, dispose of and direct the disposition of the 1,586,157 shares of Common Stock owned by it. CIGNA, through its indirect ownership of LS Holding, may also be deemed to have such powers with respect to the shares of Common Stock owned by LS Holding.

      (c) No transactions in the Common Stock were effected during the past sixty days by either of the Reporting Persons or any of the persons listed on
Schedule 1 other than the sale of shares of Common Stock pursuant to the Stock Purchase Agreement.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Pursuant to the Stock Purchase Agreement, the Funds purchased the following numbers of shares of Common Stock for the following amounts of consideration, in equal parts from each of Park and LS Holding (or their respective successors and assigns under the Stock Purchase Agreement): (i) Fund I and Fund II each purchased 75,000 shares for $787,500; (ii) Fund V purchased 200,500 shares for $2,105,250; (iii) Fund V-2 purchased 142,100 shares for $1,492,050; and (iv) Fund VI purchased 1,157,400 shares for $12,152,700. In the aggregate, the Funds purchased 1,650,000 shares of Common Stock for total consideration of $17,325,000 pursuant to the Stock Purchase Agreement, and the transfer of such shares of Common Stock to the Funds took place on January 18, 1994. A copy of the Stock Purchase Agreement is filed as Exhibit C hereto and incorporated herein by reference.

      The information provided in Item 4 above relating to the Voting Agreement and to the Agreement Regarding Termination of Voting Agreement is incorporated herein by reference.

      Pursuant to an Underwriting Agreement dated October 28, 1993 (the "Underwriting Agreement"), among the Issuer, Park, LS Holding, and Oppenheimer & Co., Inc., PaineWebber Incorporated and Jefferies & Company, Inc., as representatives (the "Representatives") of the several underwriters named on
Schedule I thereto, LS Holding agreed to not sell, contract to sell, or otherwise dispose of any equity securities of the Issuer for a period of 180 days from October 28, 1993, without the prior written consent of the Representatives (which consent was obtained with respect to the sale of shares of Common Stock pursuant to the Stock Purchase Agreement). A copy of the Underwriting Agreement is filed as Exhibit D hereto and incorporated herein by reference.

      Pursuant to a Registration Rights Agreement dated August 24, 1993 and effective November 5, 1993, between the Issuer and LS Holding, LS Holding has the right, subject to certain terms and conditions, to require the Issuer to register its shares of Common Stock for sale and to "piggy-back" on any registration of shares of Common Stock by the Issuer. A copy of such Registration Rights Agreement is filed as Exhibit E hereto and incorporated herein by reference.

ITEM    7. MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit A -- Voting Agreement dated as of January 18, 1994, among USF&G Corporation, Park Avenue Exploration Corporation, United States Fidelity and Guaranty Company, CIGNA Corporation, L.S. Holding Company, American Gas & Oil Investors, AmGo II, First Reserve Fund V, Limited Partnership, First Reserve Fund V-2, Limited Partnership, First Reserve Fund VI, Limited Partnership and First Reserve Corporation.

      Exhibit B -- Agreement Regarding Termination of Voting Agreement, dated as of January 18, 1994, among PetroCorp Incorporated, Park Avenue Exploration Corporation, L.S. Holding Company and United States Fidelity and Guaranty Company.

      Exhibit C -- Stock Purchase Agreement dated as of December 16, 1993, among USF&G Corporation, Park Avenue Exploration Corporation, CIGNA Corporation, L.S. Holding Company, American Gas & Oil Investors, AmGO II, First Reserve Fund V, Limited Partnership, First Reserve Fund V-2, Limited Partnership, First Reserve Fund VI, Limited Partnership, and PetroCorp Incorporated.

      Exhibit D -- Underwriting Agreement dated October 28, 1993, among PetroCorp Incorporated, Park Avenue Exploration Corporation, L.S. Holding Company and Oppenheimer & Co., Inc., PaineWebber Incorporated and Jefferies & Company, Inc., as representatives of the several underwriters named on Schedule I thereto.

      Exhibit E -- Registration Rights Agreement dated August 24, 1993, between L.S. Holding Company and PetroCorp Incorporated.

      Exhibit F -- Joint Filing Agreement dated January 26, 1994, between CIGNA Corporation and L.S. Holding Company.

                                   SCHEDULE I

                                CIGNA CORPORATION

I.  Directors (all of whom are citizens of the USA):

                                         Residence or                        Principal Occupation
      Name                        Principal Business Address                       Employer
----------------------------------------------------------------------------------------------------------


Robert P. Bauman                  SmithKline Beecham                          Chief Executive,
                                  One New Horizons Court                      SmithKline Beecham
                                  Brentford
                                  Middlesex, TW8 9EP England

Evelyn Berezin                    10 Tinker Lane                              Venture Capital Consultant
                                  East Setauket, NY 11733

Robert H. Campbell                Sun Company, Inc.                           Chairman, President, CEO,
                                  1801 Market Street                          Sun Company, Inc.
                                  Philadelphia, PA 19103

Alfred C. DeCrane, Jr.            Texaco, Inc.                                Chairman, CEO,
                                  2000 Westchester Avenue                     Texaco, Inc.
                                  White Plains, NY 10650

James F. English, Jr.             c/o Carol J. Ward                           President Emeritus,
                                  Corporate Secretary                         Trinity College
                                  CIGNA Corporation
                                  One Liberty Place
                                  1650 Market Street
                                  Philadelphia, PA 19192-1550

Frank S. Jones                    c/o Carol J. Ward                           Ford Professor of Urban
                                  Corporate Secretary                         Affairs, Emeritus
                                  CIGNA Corporation
                                  One Liberty Place
                                  1650 Market Street
                                  Philadelphia, PA 19192-1550

Robert D. Kilpatrick              Suite 1208                                  Retired Chairman of the
                                  James Center III                            Board
                                  1051 East Carey Street                      CIGNA Corporation
                                  Richmond, VA 23219

Gerald D. Laubach, Ph.D.          c/o Carol J. Ward                           Retired President,
                                  Corporate Secretary                         Pfizer, Inc.
                                  CIGNA Corporation
                                  One Liberty Place
                                  1650 Market Street
                                  Philadelphia, PA 19192-1550


                                                                   Page 10 0f 18

                                        Residence or                        Principal Occupation
      Name                        Principal Business Address                       Employer
--------------------------------------------------------------------------------------------------------------


Marilyn W. Lewis                  American Waterworks Company                 Chairman,
                                  Two East Main Street                        American Waterworks
                                  Strasburg, PA 17579                         Company

Paul F. Oreffice                  The Dow Chemical Company                    Retired Chairman,
                                  2030 Willard H. Dow Center                  The Dow Chemical
                                  Midland, MI 48674                           Company

Charles R. Shoemate               CPC International Inc.                      Chairman, CEO,
                                  International Plaza                         CPC International Inc.
                                  Englewood Cliffs, NJ 07632

Louis W. Sullivan, MD             Morehouse School of Medicine                President,
                                  720 Westview Drive                          Morehouse School
                                  Atlanta, GA 30314                           of Medicine

Wilson H. Taylor                  CIGNA Corporation                           Chairman, CEO,
                                  One Liberty Place                           CIGNA Corporation
                                  1650 Market Street
                                  Philadelphia, PA 19192-1550

Hicks B. Waldron                  c/o Carol J. Ward                           Retired Chairman,
                                  Corporate Secretary                         Avon Products, Inc.
                                  CIGNA Corporation
                                  One Liberty Place
                                  1650 Market Street
                                  Philadelphia, PA 19192-1550

Ezra K. Zilkha                    Zilkha & Sons, Inc.                         President,
                                  30 Rockefeller Plaza                        Zilkha & Sons, Inc.
                                  Room 4220
                                  New York, NY 10112-0153


II.  Executive Officers (all of whom are citizens of the USA):


                                          Residence or                        Principal Occupation
      Name                        Principal Business Address                       Employer
-------------------------------------------------------------------------------------------------------

Wilson H. Taylor                  One Liberty Place                           Chairman, CEO
                                  1650 Market Street
                                  Philadelphia, PA 19192-1550

Lawrence P. English               900 Cottage Grove Road                      President,
                                  Bloomfield, CT 06002                        CIGNA HealthCare

H. Edward Hanway                  Two Liberty Place                           President -
                                  1601 Chestnut Street                        CIGNA International -
                                  Philadelphia, PA 19192-2531                 Property and Casualty

Gerald A. Isom                    Two Liberty Place                           President -
                                  1601 Chestnut Street                        CIGNA Property and
                                  Philadelphia, PA 19192-2561                 Casualty

John K. Leonard                   Two Liberty Place                           President -
                                  1601 Chestnut Street                        CIGNA Group Insurance
                                  Philadephia, PA 19192-2230

Donald M. Levinson                One Liberty Place                           Executive Vice President
                                  1650 Market Street
                                  Philadelphia, PA 19192-1550

Byron D. Oliver                   Metro Center                                President -
                                  350 Church Street                           CIGNA Retirement &
                                  Hartford, CT 06104                          Investment Services

Arthur C. Reeds                   900 Cottage Grove Road                      President -
                                  Bloomfield, CT 06002                        CIGNA Investment
                                                                              Management

James G. Stewart                  One Liberty Place                           Executive Vice President
                                  1650 Market Street                          and Chief Financial Officer
                                  Philadelphia, PA 19192-1550

Gary A. Swords                    Two Liberty Place                           Vice President,
                                  1601 Chestnut Street, TLP11                 Chief Accounting Officer
                                  Philadelphia, PA 19192-2116

Goerge R. Trumbull                900 Cottage Grove Road                      President -
                                  Bloomfield, CT 06002                        Individual Insurance

Thomas J. Wagner                  One Liberty Place                           Executive Vice President
                                  1650 Market Street                          and General Counsel
                                  Philadelphia, PA 19192-1550

                              L. S. HOLDING COMPANY

I.  Directors (all of whom are citizens of the USA):

                                          Residence or                        Principal Occupation
      Name                        Principal Business Address                       Employer
-------------------------------------------------------------------------------------------------------


Barry Alan Beroth                 900 Cottage Grove Road                      Assistant Vice President
                                  Bloomfield, CT 06002                        CIGNA Investment
                                                                              Management

William C. Hartman                One Beaver Valley Road                      Assistant Vice President
                                  Wilmington, DE 19850                        Corporate Accounting
                                                                              CIGNA Corporation

David C. Kopp                     900 Cottage Grove Road                      Assistant Corporate
                                  Bloomfield, CT 06002                        Secretary and Assistant
                                                                              General Counsel
                                                                              CIGNA Corporation

Paul Bourne Lukens                One Beaver Valley Road                      Consultant -
                                  Wilmington, DE 19850                        Self-employed

Paul Henry Rohrkemper             One Liberty Place                           Senior Vice President and
                                  1650 Market Street                          Treasurer
                                  Philadelphia, PA 19192                      CIGNA Corporation

Carol Jean Ward                   One Liberty Place                           Corporate Secretary
                                  1650 Market Street                          CIGNA Corporation
                                  Philadelphia, PA 19192-1550

II. Executive Officers (all of whom are citizens of the USA):

                                                 Residence or                        Principal Occupation
              Name                        Principal Business Address                       Employer
-----------------------------------------------------------------------------------------------------------

William C. Hartman                One Beaver Valley                           Assistant Vice President
                                  Wilmington, DE 19850                        Corporate Accounting
                                                                              CIGNA Corporation

Samual E. LaRosa                  One Beaver Valley                           Director,
                                  Wilmington, DE 19850                        Corporate Accounting
                                                                              CIGNA Corporation

Maureen H. Ryan                   One Beaver Valley                           Assistant Director,
                                  Wilmington, DE 19850                        Manager-Delaware
                                                                              Treasury
                                                                              CIGNA Corporation

                              L.S. HOLDING COMPANY                   Exhibit G
                             One Beaver Valley Road
                              Wilmington, DE 19850
                     Tel: (302) 479-6212 Fax: (302) 479-6618
                                October 9 , 1996

Kaiser-Francis Oil Company
P.O. Box 21468
Tulsa, Oklahoma 74121-1468
Attn:  Mr. Gary R Christopher

Dear Sirs:

L.S. Holding Company ("LHS") for and in consideration of the agreements set forth herein, agrees with Kaiser-Francis Oil Company ("KFOC") as follows:

1. Purchase of Shares by KFOC. Subject only to Section 2 below, LHS shall sell and deliver to KFOC, and KFOC shall purchase from LHS, 1,586,157 shares (the "LHS Shares") of the common stock par value $.01 per share, ("PETR Shares") of PetroCorp Incorporated, a Texas corporation ("PETR"), representing all of the shares of PETR owned of record and beneficially by LHS at a price of $8.25 per share in cash for an aggregate cash consideration of $13,085,795.25 (such amount, the "Purchase Price"). KFOC shall pay the Purchaser Price by wire transfer of immediately available funds to such bank in the United States of America as LHS shall designate reasonably in advance of the payment date against delivery of the stock certificates properly representing the LHS Shares together with an assignment of the LHS Shares to KFOC in usual and customary form satisfactory to cause the LHS Shares to be transferred to KFOC on the books and records of PETR free and clear of all liens, claims, restrictions, and encumbrances except the restrictions arising under that certain Registration Rights Agreement dated as of August 24, 1993 between PETR and LHS (the "Registration Rights Agreement") and any restrictions on transfer under applicable securities law. Such closing of the purchase by, and the sale to, KFOC shall take place as soon as reasonably practicable when and where the parties mutually agree and, failing such agreement, at the offices of KFOC at 10:00 AM Tulsa Local Time on 18 October 1996 (the "Closing").

2. Excess Amount. In the event that during the period commencing on the date hereof and ending on July 26, 1997 (the "Price Protection Period") (i) KFOC acquires at any time, or from time to time, in any transaction or series of transactions (whether privately negotiated, over-the-counter, or pursuant to a tender offer or other transaction involving the holders of PETR Shares) additional PETR Shares aggregating more than two percent (2%) of the total number of PETR Shares outstanding on the date hereof and (ii) more than one percent (1%) of the outstanding PETR Shares have been acquired by KFOC for a price that exceeds $8.25 per share, then KFOC shall pay to LHS the "Excess Amount," The "Excess Amount" is defined as the product of (i) the highest price per share paid by KFOC for a PETR Share in any such transaction during the Price Protection Period (the "Excess Price") less $8.25 and (ii) 1,587,157. The Excess Amount shall be paid in cash to LHS not later than five business days following the date of any transaction requiring the payment of the Excess Amount. In the event that, following payment of any Excess Amount KFOC thereafter acquires during the Price Protection period additional PETR Shares at a price that is higher than the Excess Price used for calculating the Excess Amount, then the Excess Amount shall be recalculated using such higher Excess Price and the difference shall be forwarded to LHS not later than five business days following the date of any transaction requiring the payment of such higher Excess Amount.

3. Registration Rights Agreement. Subject only to the Closing, LHS hereby assigns to KFOC all rights LHS may have under, and KFOC hereby agrees to be bound by, the Registration Rights Agreement. LHS hereby represents and warrants that the Registration Rights Agreement has not been amended, modified or terminated by the parties thereto, provides that LHS may assign its rights thereunder to a third party which purchases all of the LHS Shares and agrees to be bound by the terms of the Registration Rights Agreement, and LHS has fully performed all of its obligations arising under the Registration Rights Agreement.

4. Representations, Warranties and Covenants.

           (a) LHS represents and warrants to KFOC that (i) LHS is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to execute and deliver this agreement; (ii) its execution and delivery of this agreement and its consummation of the transactions contemplated hereby have been duly and validly authorized by its Board of Directors and its sole shareholder and no other corporate proceedings are necessary to authorize this agreement or to consummate the transactions contemplated by this agreement; and
(iii) this agreement has been duly and validly executed and delivered by LHS and, assuming due authorization, execution and delivery by KFOC, constitutes the valid and binding agreement of LHS, enforceable against LHS in accordance with its terms, except that such enforceability (x) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally and (y) is subject to general principles of equity.

           (b) LHS represents, warrants and covenants to KFOC that (i) the LHS Shares are and on the date of sale to KFOC will be owned beneficially and of record by LHS; (ii) LHS has and on the date of sale to KFOC will have good and valid title to the LHS Shares, free and clear of all claims, liens, encumbrances, restrictions, security interests and charges of any nature whatsoever, including without limitation any preemptive right or right of first refusal or first offer of any party, excepting only the Voting Agreement dated as of January 18, 1994 among LHS, USF&G Corporation, First Reserve Corporation and various affiliates of such parties, any restrictions on transfer under applicable securities law, and the restrictions arising under the Registration Rights Agreement; and (iii) upon the transfer by LHS to KFOC of the LHS Shares, and the registration of such shares in KFOC's name in the stock records of PETR,

KFOC shall acquire all the rights of LHS in such shares, free of any adverse claim or any lien in favor of LHS or any other person, except the restrictions arising under the Registration Rights Agreement and applicable securities law.

           (c) KFOC represents, warrants and covenants to LHS that (i) KFOC has on or before the date hereof made its own independent investment decision with respect to entering into this agreement and consummating the transactions contemplated hereby and has not relied upon information provided by LHS in reaching such conclusions; (ii) KFOC will not sell or otherwise dispose of the shares to be purchased by it pursuant to this agreement except in compliance with applicable securities laws; and (iii) KFOC has all requisite corporation power and authority to execute, deliver and perform this agreement, such execution, delivery and performance have been duly and validly authorized by all necessary corporate proceedings, and this agreement has been duly and validly executed and delivered by KFOC.

5. Further Undertakings. KFOC and LHS will execute such documents and instruments as may be necessary or desirable to effect the transfer of the shares to be purchased by KFOC hereunder.

6. Entire Agreement; Counterparts. This agreement represents our entire understanding, and supersedes in all respects all other prior letters and understandings between us, with respect to the subject matter hereof. This agreement may be executed in two counterparts, each of which shall be deemed to be an original, but both of which shall constitute one and the same agreement. This agreement may be executed and delivered by facsimile transmission of a signed counterpart.

7. Confidentiality. Except as required by applicable law, neither of us shall disclose the terms or existence of this agreement to any person other than our respective affiliates or PETR without the consent of the other.

8. Governing Law. This agreement shall be governed by, and construed and interpreted in accordance with the laws of the State of New York, United States of America.

  If this letter accurately reflects your understanding of our agreement, kindly sign and return a copy of this letter to the undersigned, whereupon it shall be a binding agreement between us.

                                Very truly yours,

                                L.S. Holding Company

                                By: /s/ William C. Hartman
                                   -----------------------------
                                Name: William C. Hartman
                                     ---------------------------
                                Title: President
                                     ---------------------------

Agreed and Acknowledged:

Kaiser-Francis Oil Company

By: /s/ Gary R. Christopher
------------------------------
Name: Gary R. Christopher     10-9-96
Title: Acquisitions Coordinator